FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Commission File Number: 0-29154

IONA Technologies PLC
(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

Contacts: Beth Mittelman Investor Relations (781) 902-8033 ir@iona.com	Jonathan Daly Corporate Communications (781) 902-8139 jonathan.daly@iona.com	Tara Humphreys Corporate Communications + (353) 1-6372146 tara.humphreys@iona.com

IONA ANNOUNCES SECOND QUARTER RESULTS

Dublin, Ireland — July 16, 2003 — IONA®, the leading provider of High Performance Integration™ for mission critical systems (NASDAQ: IONA), today announced second quarter revenues of $16.4 million and a net loss per share of ($0.77) as calculated in accordance with U.S. generally accepted accounting principles (GAAP).

The pro forma net loss per share for the second quarter was ($0.24). Pro forma net loss per share excludes amortization of other non-current assets, restructuring, write-off of assets and related costs, and stock-based compensation expense, representing $0.53 per share.

IONA reported a one-time restructuring charge of $14.8 million in the second quarter ended June 30, 2003 for consolidation of excess facilities, reduction of workforce, and other cost reduction activities. In addition, assets related to the restructuring activities were written off in the second quarter ended June 30, 2003 resulting in a non-cash charge of $2.3 million. The company’s cash and marketable securities balance at quarter end was $59.3 million.

In addition, during the second quarter IONA made several significant management changes. Chris Horn returned to the role of chief executive officer, a position he held from the company’s founding until 2000, and IONA Board of Directors member Kevin Melia was appointed Chairman of the Board.

“We took necessary actions in the second quarter to bring the organization in line with the challenges and opportunities in today’s marketplace. I feel we have the organization we need to help our customers address the high performance integration problems that surround their mission-critical systems,” said Chris Horn, IONA CEO and co-founder. “It was this customer-driven approach that made us the world’s leading CORBA vendor, and this focus on customer success will continue to drive our product design and delivery. As demonstration of this resolve, we shipped Artix version 1.0, an important new product for IONA, in Q2.”

Artix is the latest IONA integration product. It is designed to address complex middleware integration problems using Web services technology. It helps organizations make their disparate, often proprietary, infrastructure investments interoperate, without affecting the performance, reliability or availability of the mission-critical systems that depend on these infrastructure platforms.

“The second-quarter of 2003 was a time of transition for IONA, during which we narrowed our focus in an effort to return to our core strengths,” said Dan Demmer, CFO at IONA. “While the economic climate and enterprise software market remain uncertain, I am confident in our ability to manage our cost structure, deliver valuable products, and return to profitability.”

Looking Forward

The company expects revenue for the third quarter of 2003 to be within ten percent of the reported Q2 2003 revenue. Total U.S. GAAP expenses, including both cost of revenue and total operating expenses, are expected to be approximately $20 million.

Conference Call

IONA will host a conference call today at 10:00 a.m. Eastern Standard Time to discuss the company’s second quarter results. Investors and other interested parties may dial into the call using the toll free number (800) 728-2678 in the United States or (706) 634-6681 for callers outside the United States. The conference call will also be available via webcast on the Investor Relations section of IONA’s website at www.iona.com. Following the conclusion of the call, a rebroadcast will be available at IONA’s Website or by calling (800)642-1687 in the U.S. or (706) 645-9291 outside the U.S., with passcode 1620364 until July 23, 2003.

About IONA

IONA Technologies (NASDAQ: IONA) is the leading provider of High Performance Integration™ technology for mission critical systems, with more than 4,500 customers worldwide. IONA’s software solutions are used to unify corporate IT infrastructures that connect business applications and middleware subsystems from various vendors into a coherent strategic federation.

Founded in 1991, IONA has an outstanding record of successful, large-scale deployments across such demanding industries as manufacturing, financial, telecommunications, government and defense. IONA remains dedicated to creating interoperability through standards-based technologies including CORBA, Web services, and J2EE and pursues such interoperability in an incremental, non-disruptive fashion.

IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost-reduction efforts; the integration of recent and future acquisitions; the launch and acceptance of IONA’s High Performance Integration software products; growth in market demand for Web services and integration; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, Mobile Orchestrator and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. J2EE is a trademark or registered trademark of Sun Microsystems, Inc. in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies
Condensed Consolidated Statement of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended

	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:
Product revenue	$7,064	$13,431	$13,921	$38,998
Service revenue	9,339	12,907	19,489	26,862

Total revenue	16,403	26,338	33,410	65,860
Cost of revenue:
Cost of product revenue	84	565	228	1,021
Cost of service revenue	3,556	7,244	7,687	14,831

Total cost of revenue	3,640	7,809	7,915	15,852

Gross profit	12,763	18,529	25,495	50,008
Operating expense:
Research and development	7,439	10,479	15,385	20,993
Sales and marketing	10,407	20,185	23,749	40,888
General and administrative	2,777	3,383	5,868	6,945
Amortization of other non-current assets	188	3,283	467	6,551
Restructuring	14,831	7,862	14,831	7,862
Write-off of assets and related costs	2,345	1,579	2,345	1,579

Total operating expenses	37,987	46,771	62,645	84,818
Loss from operations	(25,224)	(28,242)	(37,150)	(34,810)
Interest income, net	162	397	306	596
Net exchange loss	(118)	(120)	(27)	(375)

Loss before provision for income taxes	(25,180)	(27,965)	(36,871)	(34,589)
Provision for income taxes	250	500	450	500

Net loss	($25,430)	($28,465)	($37,321)	($35,089)

Net loss per ordinary share and per ADS
Basic	($0.77)	($0.87)	($1.13)	($1.13)
Diluted	($0.77)	($0.87)	($1.13)	($1.13)
Pro forma basic	($0.24)	($0.48)	($0.59)	($0.58)
Pro forma diluted	($0.24)	($0.48)	($0.59)	($0.58)

Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	33,081	32,591	33,028	30,995
Diluted	33,081	32,591	33,028	30,995
Pro forma basic	33,081	32,591	33,028	30,995
Pro forma diluted	33,081	32,591	33,028	30,995

IONA Technologies
Pro Forma Statement of Operations
Impact of Pro Forma Adjustments on Pro Forma Net Loss
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	June 30, 2003			June 30, 2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$16,403	0	$16,403	$26,338	0	$26,338
Cost of revenue	3,640	0	3,640	7,809	(103)	7,706
Gross profit	12,763	0	12,763	18,529	103	18,632
Research and development	7,439	(63)	7,376	10,479	(232)	10,247
Sales and marketing	10,407	0	10,407	20,185	(51)	20,134
General and administrative	2,777	0	2,777	3,383	(9)	3,374
Amortization of other non-current assets	188	(188)	0	3,283	(3,283)	0
Restructuring	14,831	(14,831)	0	7,862	(7,862)	0
Write-off of assets and related costs	2,345	(2,345)	0	1,579	(1,579)	0

Total operating expenses	37,987	(17,427)	20,560	46,771	(13,016)	33,755
Loss from operations	(25,224)	17,427	(7,797)	(28,242)	13,119	(15,123)
Loss before provision for income taxes	(25,180)	17,427	(7,753)	(27,965)	13,119	(14,846)
Provision for income taxes	250	0	250	500	160	660
Net loss	($25,430)	17,427	($8,003)	($28,465)	12,959	($15,506)
Net loss per ordinary share and per ADS
Basic	($0.77)	$0.53	($0.24)	($0.87)	$0.39	($0.48)
Diluted	($0.77)	$0.53	($0.24)	($0.87)	$0.39	($0.48)
Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	33,081		33,081	32,591		32,591
Diluted	33,081		33,081	32,591		32,591

	Six Months Ended			Six Months Ended
	June 30, 2003			June 30, 2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$33,410	0	$33,410	$65,860	0	$65,860
Cost of revenue	7,915	0	7,915	15,852	(210)	15,642
Gross profit	25,495	0	25,495	50,008	210	50,218
Research and development	15,385	(157)	15,228	20,993	(521)	20,472
Sales and marketing	23,749	0	23,749	40,888	(102)	40,786
General and administrative	5,868	0	5,868	6,945	(17)	6,928
Amortization of other non-current assets	467	(467)	0	6,551	(6,551)	0
Restructuring	14,831	(14,831)	0	7,862	(7,862)	0
Write-off of assets and related costs	2,345	(2,345)	0	1,579	(1,579)	0

Total operating expenses	62,645	(17,800)	44,845	84,818	(16,632)	68,186
Loss from operations	(37,150)	17,800	(19,350)	(34,810)	16,842	(17,968)
Loss before provision for income taxes	(36,871)	17,800	(19,071)	(34,589)	16,842	(17,747)
Provision for income taxes	450	0	450	500	(318)	182
Net loss	($37,321)	17,800	($19,521)	($35,089)	17,160	($17,929)
Net loss per ordinary share and per ADS
Basic	($1.13)	$0.54	($0.59)	($1.13)	$0.55	($0.58)
Diluted	($1.13)	$0.54	($0.59)	($1.13)	$0.55	($0.58)
Shares used in computing net loss per ordinary share and per ADS (in thousands)
Basic	33,028		33,028	30,995		30,995
Diluted	33,028		33,028	30,995		30,995

(1)	Adjusted to exclude: amortization of other non-current assets of $188,000 for the three months ended June 30, 2003 and $467,000 for the six months ended June 30, 2003, stock-based compensation of $63,000 for the three months ended June 30, 2003 and $157,000 for the six months ended June 30, 2003, restructuring of $14,831,000 for the three and six months ended June 30, 2003 and write-off of assets and related costs of $2,345,000 related to restructuring activities for the three and six months ended June 30, 2003.

(2)	Adjusted to exclude: amortization of other non-current assets of $3,283,000 for the three months ended June 30, 2002 and $6,551,000 for the six months ended June 30, 2002, stock-based compensation of $395,000 for the three months ended June 30, 2002 and $850,000 for the six months ended June 30, 2002, restructuring of $7,862,000 for the three and six months ended June 30, 2002, write-off of assets and related costs of $1,579,000 for the three and six months ended June 30, 2002 and the associated tax effect of ($160,000) for the three months ended June 30, 2002 and $318,000 for the six months ended June 30, 2002.

IONA Technologies
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2003	2002 (1)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$13,395	$22,287
Restricted cash	745	1,223
Marketable securities	45,184	58,140
Accounts receivable, net of allowance for doubtful accounts of $1,113 at June 30, 2003 and $1,132 at December 31, 2002	14,035	29,733
Prepaid expenses and other assets	3,423	4,537

Total current assets	76,782	115,920
Property and equipment, net	8,690	12,987
Other non-current assets, net	2,331	2,697

Total assets	$87,803	$131,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,779	$2,447
Accrued payroll and related expenses	5,362	8,103
Other accrued liabilities	19,379	15,641
Deferred revenue	18,900	25,963

Total current liabilities	45,420	52,154
Other non-current liabilities	3,861	4,545
Shareholders’ equity:
Ordinary Shares, ¬ 0.0025 par value, 150,000,000 shares authorized; 33,256,662 and 32,834,968 shares issued and outstanding at June 30, 2003 and December 31, 2002, respectively	92	91
Additional paid-in capital	491,822	491,165
Accumulated deficit	(453,248)	(415,927)
Deferred stock-based compensation	(144)	(424)

Total shareholders’ equity	38,522	74,905

Total liabilities and shareholders’ equity	$87,803	$131,604

(1)	The December balance sheet information has been derived from the December 31, 2002 audited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: July 16, 2003	By:	/s/ Christopher J. Horn

Christopher J. Horn Chief Executive Officer and Director